Guggenheim

Investments

July 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Stacie D. Gorman

Re:	CurrencyShares® British Pound Sterling Trust

Registration Statement on Form S-1

Filed July 1, 2016

File No. 333-212378

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Financial Officer of Guggenheim Specialized Products, LLC, the sponsor (the “Sponsor”) of the CurrencyShares® British Pound Sterling Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Friday, July 8, 2016 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Sponsor and the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact counsel for the Trust, Lisa M. Conmy at (312) 832-4356, should you have any questions or comments regarding this request.

GUGGENHEIM SPECIALIZED PRODUCTS, LLC

By:	/s/ Joseph Arruda
Joseph Arruda
Chief Financial Officer